SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of July 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                  RYANAIR ANNOUNCES 2 NEW ROUTES FROM SHANNON
                           TO BOURNEMOUTH & EDINBURGH

                ADDITIONAL FLIGHTS FROM DUBLIN TO LONDON GATWICK
                               AND CORK TO DUBLIN

Ryanair, Europe's largest low fares airline, today (Wednesday, 26th July 2006) announced two new routes from Shannon to Bournemouth and Edinburgh and added a 6th daily frequency on its Dublin to Gatwick service and a 4th daily frequency on its Cork to Dublin service. These new routes and additional frequencies will start on 31st October.

In Shannon today, Ryanair's Head of Communications Peter Sherrard said:

        "Ryanair's Shannon base has performed strongly this summer and has firmly established itself as an important driver of both tourism and business in the West of Ireland. Today's new route announcements will allow passengers from the mid-West to enjoy more low fares to even more destinations. Ryanair now connects Shannon to 25 destinations, sustaining 1,700 jobs in the mid-west and delivering 1.7M passengers p.a.

        "From 31st October, Ryanair will also add a 4th daily flight to its Cork to Dublin service and a 6th daily flight to its Dublin to London Gatwick service which will allow an additional 200,000 passengers p.a. to enjoy the lowest fares and best punctuality between these cities.

        "These new routes are available for booking today on www.ryanair.com and we advise passengers to book early as demand will be very strong.

NEW ROUTES

FROM       Destination           Days         Fare *    Commencement Date

SHANNON    BOURNEMOUTH     - 2 - 4 - 6 -      EUR2.49    31st Oct 2006

SHANNON    EDINBURGH        -2 - 4 - 6 -      EUR2.49    31st Oct 2006



ADDITIONAL FREQUENCY


FROM      Destination               Fare *           Commencement Date

CORK      DUBLIN (4 daily)          EUR2.49          31st Oct 2006

DUBLIN    LONDON GATWICK (6 daily)  EUR2.49          31st Oct 2006

        "To accommodate these new routes Ryanair will drop flights from Shannon to Luton and from Knock to Gatwick from 31st October. Both Shannon and Knock will still maintain daily services to two other London airports from this date".

    * One-way excluding taxes and charges

Ends.                        Wednesday, 26th July 2006

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 8121228        Tel: 00 353 1 4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 July 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director